Exhibit 99.1

Genetron Health Reports Unaudited First Quarter 2022 Financial Results

BEIJING, China, June 2, 2022 — Genetron Holdings Limited (“Genetron Health” or the “Company”, NASDAQ: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, today reported its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter and Recent Highlights

o	Recorded total revenue of RMB 110.3 million (US $17.4 million) in the first quarter of 2022, representing 19.8% increase over the same period in 2021.

▪	LDT revenue was RMB 81.5 million (US $12.9 million), representing 13.5% increase over the same period in 2021.

▪	IVD revenue was RMB 18.0 million (US $2.8 million), representing 18.1% growth year-over-year.

▪	Development services revenue was RMB 10.8 million (US $1.7 million), representing 117.2% increase over the same period in 2021.

o	The Company continues to enhance its in-hospital efforts. As of March 31, 2022, Genetron Health has 60 hospital partners of which 31 were IVD in-hospital partners.

o	Received CE Mark for Seq-MRD®, a MRD detection kit for hematologic cancers, as well as FusionScan Plus kit which uses integrated DNA and RNA as templates for genetic alteration detection. Both of these NGS-based kits are developed based on Genetron's One-Step Seq Method.

o	Published in Clinical and Translational Medicine demonstrating Mutation Capsule™’s potential in MRD assay developments.

o	Formed a collaboration agreement with HUTCHMED for the joint development of a CDx test for ORPATHYS® (savolitinib) for NSCLC in China, using the Company’s approved NGS-based 8-gene Lung Cancer Assay (Tissue).

o	Presented 17 new research results at American Association for Cancer Research (AACR) Annual Meeting 2022. The results emerged from joint studies that Genetron Health conducted with more than 20 leading hospitals in China, which leveraged the Company's "One-step Seq" patented technology, core products such as Onco PanScan™ and the comprehensive sarcoma gene testing, Onco PanScan plus™

“While the “zero COVID” strategy in China and the lockdowns in our key markets have led to restricting operations and limiting patient traffic, we continue to provide important services for patients. We are pleased with the resiliency of our business and our ability to grow each of our segments in the first quarter,” said Mr. Sizhen Wang, co-founder, Chairman and CEO of Genetron Health. “Data publications in Clinical and Translational Medicine and our presentations at the AACR Annual Meeting 2022 continue to demonstrate the capabilities of our innovative technology and this will support product adoption and advance our product pipeline. Against the backdrop of a challenging operating environment, we are committed to forging ahead with our major pipeline assets that would be key drivers for our future growth. At the same time, management is mindful of improving the Company’s operational excellence. Overall, we are confident about our long-term competitive position and expect our solutions to become more widely adopted as government policy prioritizes optimal healthcare for citizens.”

First Quarter 2022 Unaudited Financial Results

Total revenue for the first quarter of 2022 increased by 19.8% to RMB 110.3 million (US $17.4 million) in the first quarter of 2022 from RMB 92.1 million in the same period of 2021.

Diagnosis and monitoring revenue increased by 14.3% to RMB 99.5 million (US $15.7 million) in the first quarter of 2022 from RMB 87.1 million in the same period of 2021. The increase was primarily driven by the growth in the revenue generated from the provision of LDT services and sale of IVD products.

●	Revenue generated from the provision of LDT services increased by 13.5% to RMB 81.5 million (US $12.9 million) during the first quarter of 2022 from RMB 71.8 million in the same period of 2021. LDT diagnostic tests sold in the first quarter 2022 totaled approximately 5,560 units, representing an increase of 9.1% compared to the number of LDT diagnostic tests sold in the same period of 2021.

●	Revenue generated from sale of IVD products increased by 18.1% to RMB 18.0 million (US $2.8 million) in the first quarter of 2022 from RMB 15.3 million in the first quarter of 2021. The increase was driven by sales of the Genetron S5 instrument and 8-gene Lung Cancer Assay (Tissue).

Contracted in-hospital partners

(as of the end of the period indicated)

	1Q21	2Q21	3Q21	4Q21	1Q22
IVD In-hospital partners	23	28	29	30	31

	1Q21	2Q21	3Q21	4Q21	1Q22
Total in-hospital partners(1)	42	50	54	58	60

Note:

(1) The number of total in-hospital partners include both sales of LDT services and IVD products.

Revenue generated from development services increased by 117.2% to RMB 10.8 million (US $1.7 million) in the first quarter of 2022, from RMB 5.0 million in the same period of 2021. The increase was primarily driven by both the increase of sequencing and biopharma services revenues.

Gross profit increased by 12.7% to RMB 61.5 million (US $9.7 million) in the first quarter of 2022 from RMB 54.5 million in the same period of 2021. Gross margin decreased to 55.7% for the first quarter of 2022, compared to 59.3% in the same period of 2021 primarily attributable to lower gross margins of the provision of LDT services.

Operating expenses increased by 47.6% to RMB 241.4 million (US $38.1 million) for the three months ended March 31, 2022, from RMB 163.5 million in the same period of 2021.

Selling expenses increased by 52.2% to RMB 90.8 million (US $14.3 million) in the first quarter of 2022 from RMB 59.7 million in the same period of 2021. Selling expenses as a percentage of revenues increased to 82.3% in the first quarter of 2022 from 64.8% in the same period of 2021. The increase was primarily driven by increased headcount to expand Genetron’s core business as well as early screening sales teams. The Company expects total sales headcount to remain stable going forward.

Administrative expenses increased by 12.6% to RMB 50.2 million (US $7.9 million) in the first quarter of 2022 from RMB 44.6 million in the same period of 2021. Administrative expenses as a percentage of revenues decreased to 45.5% in the first quarter of 2022 from 48.4% in the first quarter of 2021.

Research and development expenses increased by 59.2% to RMB 79.6 million (US $12.6 million) in the first quarter of 2022 from RMB 50.0 million in the same period of 2021. Research and development expenses as a percentage of revenues increased to 72.1% in the first quarter of 2022 from 54.3% in the same period of 2021. The increases were driven by higher R&D headcount and related expenses, as well as continued innovation efforts, including product development and clinical trial activities.

As a result of the above, operating loss was RMB 179.9 million (US $28.4 million) for the three months ended March 31, 2022, compared to RMB 109.0 million for the three months ended March 31, 2021.

Finance income - net increased to RMB 5.0 million (US $0.8 million) in the first quarter of 2022 from finance costs - net of RMB 6.0 million in the same period of 2021. The increase was driven by the foreign currency exchange gain.

Loss for the period was RMB 174.9 million (US $27.6 million) for the three months ended March 31, 2022, compared to RMB 115.0 million for the three months ended March 31, 2021.

Non-IFRS loss for the period, defined as loss for the period excluding share-based compensation expenses, was RMB 163.6 million (US $25.8 million) for the three months ended March 31, 2022, compared to RMB 105.8 million for the three months ended March 31, 2021. Please refer to the section in this press release titled "Non-IFRS Financial Measures" for details.

Basic loss per ordinary share attributable to owners of the Company was RMB 0.38 (US $0.06) for the first quarter of 2022, compared with a basic loss per ordinary share attributable to owners of the Company of RMB 0.25 for the same period of 2021. Excluding share-based compensation expenses, non-IFRS basic loss per ordinary share attributable to owners of the Company was RMB 0.35 (US $0.06) for the first quarter of 2022, compared with non-IFRS basic loss per ordinary share attributable to owners of the Company of RMB 0.23 for the same period of 2021. Diluted loss per ordinary share attributable to owners of the Company is equivalent to basic loss per ordinary share attributable to owners of the Company. Each ADS represents of five ordinary shares, par value US$0.00002 per share. Please refer to the section in this press release titled "Non-IFRS Financial Measures" for details.

Cash and cash equivalents and current financial assets at fair value through profit or loss were RMB 559.1 million (US $88.2 million) as of March 31, 2022.

2022 Financial Guidance

Genetron Health reiterates its full year 2022 revenue to be around RMB 585-638 million, representing 10-20% growth over its revenue in 2021.

Conference Call

A conference call and webcast to discuss the results will be held at 8:30 a.m. U.S. Eastern Time on June 2, 2022 (or at 8:30 p.m. Beijing Time on June 2, 2022). Interested parties may listen to the conference call by dialing numbers below:

United States:	+1-833-239-5565
China Domestic:	400-820-5286
Hong Kong:	+852-3018-6771
International:	+65-6713-5590
Conference ID:	2889133

Participants are encouraged to dial into the call at least 15 minutes in advance due to high call volumes.

A simultaneous webcast of the conference call will be available on the “Events and Presentations” page of the Company’s IR website. A replay of the webcast will be available for 30 days following the event. For more information, please visit ir.genetronhealth.com.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars (“US$”) are solely for convenience and calculated at the rate of US $1.00 = RMB 6.3393, representing the exchange rate as of March 31, 2022, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on March 31, 2022.

Non-IFRS Financial Measures

The Company uses non-IFRS loss and non-IFRS loss per share attributable to owners of the Company for the year/period, which are non-IFRS financial measures, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS loss and non-IFRS loss per share attributable to owners of the Company help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its loss for the year/period. The Company believes that non-IFRS loss and non-IFRS loss per share attributable to owners of the Company for the year/period provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS loss and non-IFRS loss per share attributable to owners of the Company for the year/period should not be considered in isolation or construed as an alternative to operating profit, loss for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS loss and non-IFRS loss per share attributable to owners of the Company for the year/period and the reconciliation to its most directly comparable IFRS measures. Non-IFRS loss and non-IFRS loss per share attributable to owners of the Company for the year/period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS loss and non-IFRS loss per share attributable to owners of the Company for the year/period represent loss for the year/period excluding share-based compensation expenses, fair value change of financial instruments with preferred rights and other loss of financial instruments with preferred rights (if applicable).

Please see the “Unaudited Non-IFRS Financial Measures” included in this press release for a full reconciliation of non-IFRS loss for the year/period to loss for the year/period and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period to loss per share attributable to ordinary shareholders of the Company for the year/period.

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact
US:
Philip Trip Taylor

Principal | Gilmartin Group

ir@genetronhealth.com

Media Relations Contact

Yanrong Zhao

Genetron Health

yanrong.zhao@genetronhealth.com

Edmond Lococo

ICR

Edmond.Lococo@icrinc.com

Mobile: +86 138-1079-1408

genetron.pr@icrinc.com

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

	For the three months ended
	March 31, 2021	March 31, 2022
	RMB’000	RMB’000	US$’000
Revenue	92,061	110,321	17,403
Cost of revenue	(37,512)	(48,851)	(7,707)
Gross profit	54,549	61,470	9,696
Selling expenses	(59,671)	(90,844)	(14,330)
Administrative expenses	(44,603)	(50,242)	(7,925)
Research and development expenses	(49,974)	(79,559)	(12,550)
Net loss allowance for financial and contract assets	(9,830)	(13,099)	(2,067)
Other income and gains/(losses) - net	530	(7,614)	(1,201)
Operating expenses	(163,548)	(241,358)	(38,073)
Operating loss	(108,999)	(179,888)	(28,377)
Finance income	105	5,900	931
Finance costs	(6,144)	(906)	(142)
Finance (costs)/income - net	(6,039)	4,994	789
Loss before income tax	(115,038)	(174,894)	(27,588)
Income tax expense	-	-	-
Loss for the period	(115,038)	(174,894)	(27,588)
Loss attributable to:
Owners of the Company	(112,754)	(174,372)	(27,506)
Non-controlling interests	(2,284)	(522)	(82)
	(115,038)	(174,894)	(27,588)

	RMB	RMB	USD
Loss per share for loss attributable to owners of the Company
-Basic and diluted	(0.25)	(0.38)	(0.06)
Loss per ADS for loss attributable to owners of the Company
-Basic and diluted	(1.23)	(1.88)	(0.30)
Shares used in loss per share computation:
-Basic and diluted	458,084,599	462,868,804	462,868,804
ADS used in loss per ADS computation:
-Basic and diluted	91,616,920	92,573,760	92,573,760

GENETRON HOLDINGS LIMITED

UNAUDITED NON-IFRS FINANCIAL MEASURE

	For the three months ended
	March 31, 2021	March 31, 2022
	RMB’000	RMB’000	US$’000
Loss for the period	(115,038)	(174,894)	(27,588)
Adjustments:
Share-based compensation	9,250	11,344	1,789
Non-IFRS loss	(105,788)	(163,550)	(25,799)
Attributable to:
Owners of the Company	(103,504)	(163,028)	(25,717)
Non-controlling interests	(2,284)	(522)	(82)
	(105,788)	(163,550)	(25,799)

	RMB	RMB	USD
Non-IFRS loss per share for loss attributable to owners of the Company
-Basic and diluted	(0.23)	(0.35)	(0.06)
Non-IFRS loss per ADS (5 ordinary shares equal to 1 ADS) for loss attributable to owners of the Company
-Basic and diluted	(1.13)	(1.76)	(0.28)
Shares used in non-IFRS loss per share computation:
-Basic and diluted	458,084,599	462,868,804	462,868,804
ADS used in non-IFRS loss per ADS computation:
-Basic and diluted	91,616,920	92,573,760	92,573,760

GENETRON HOLDINGS LIMITED

UNAUDITED REVENUE AND SEGMENT INFORMATION

	Diagnosis and monitoring	Diagnosis and monitoring
	- provision of LDT services	- sale of IVD products	Development services	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Three months ended March 31, 2021
Revenue	71,828	15,266	4,967	92,061
Segment profit	48,811	5,222	516	54,549

Three months ended March 31, 2022
Revenue	81,511	18,024	10,786	110,321
Segment profit	52,051	8,934	485	61,470

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021	As of March 31, 2022
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	110,285	132,571	20,913
Right-of-use assets	52,074	47,044	7,421
Intangible assets	20,695	24,784	3,910
Financial assets at fair value through profit or loss	49,780	48,715	7,685
Other receivables and prepayments	37,610	31,103	4,906
Total non-current assets	270,444	284,217	44,835
Current assets
Inventories	35,603	42,991	6,782
Contract assets	7,775	5,911	932
Other current assets	30,705	35,758	5,641
Trade receivables	282,113	281,436	44,395
Other receivables and prepayments	97,895	118,755	18,733
Amounts due from related parties	597	457	72
Financial assets at fair value through profit or loss	151,443	239,816	37,830
Derivative financial instruments	2,002	-	-
Cash and cash equivalents	639,042	319,292	50,367
Total current assets	1,247,175	1,044,416	164,752
Total assets	1,517,619	1,328,633	209,587

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS （CONTINUED）

	As of December 31, 2021	As of March 31, 2022
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Lease liabilities	33,865	30,132	4,753
Other non-current liabilities	8,612	8,895	1,403
Total non-current liabilities	42,477	39,027	6,156

Current liabilities
Trade payables	55,767	57,416	9,057
Contract liabilities	11,962	8,693	1,371
Other payables and accruals	157,232	130,355	20,563
Amounts due to related parties	3	-	-
Borrowings	19,554	32,450	5,119
Lease liabilities	20,572	20,603	3,250
Total current liabilities	265,090	249,517	39,360
Total liabilities	307,567	288,544	45,516
Net assets	1,210,052	1,040,089	164,071

SHAREHOLDERS’ EQUITY
Equity attributable to owners of the Company
Share capital	61	61	10
Share premium	6,711,234	6,711,416	1,058,700
Other reserves	(69,091)	(64,342)	(10,150)
Accumulated losses	(5,436,613)	(5,610,985)	(885,110)
	1,205,591	1,036,150	163,450

Non-controlling interests	4,461	3,939	621
Total shareholders’ equity	1,210,052	1,040,089	164,071